Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended March 31,
(in thousands)	2018	2017
Excluding interest on deposits (1)
Income before income taxes	319,032	288,097
Fixed charges, excluding preferred dividends and capitalized interest	14,402	—
Earnings	333,434	288,097
Interest expense	14,402	—
Estimated interest component of net rental expense	—	—
Preferred dividends	4,397	4,397
Capitalized interest	—	—
Fixed charges and preferred dividends	18,799	4,397
Ratio of earnings to fixed charges and preferred dividends (2)	17.74	65.52

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.